12011595

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAR 15 2012

SEC FILE NUMBER
8- 68647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lloyds Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Mosi 212-930-8917
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City), NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/03

OATH OR AFFIRMATION

I, Anthony Masi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lloyds Securities Inc., as of March 13, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

G. JOHN CARAVELLO
Notary Public, State of New York
No. 02CA6171469
Qualified in New York County
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Notary Public

Signature

Chief Financial Officer & Treasurer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lloyds Securities Inc.
Statement of Financial Condition
December 31, 2011

LLOYDS SECURITIES INC.
Index
December 31, 2011

pwc

Report of Independent Auditors

To the Board of Directors and
Stockholder of Lloyds Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Lloyds Securities Inc at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 13, 2012

LLOYDS SECURITIES INC.
Statement of Financial Condition
Year Ended December 31, 2011

Assets		
Cash and cash equivalents		$ 16,876,886
Securities owned, at fair market value		139,925,750
Underwriting fees receivable		3,053,582
Receivable from affiliate		2,260,949
Deferred tax asset		1,800,020
Deposit with clearing organization		250,000
Other assets		87,147
	Total assets	$164,254,334
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilities		3,313,151
	Total liabilities	3,313,151
Stockholder's equity		
Common stock -$0.01 par value, 10 shares authorized, issued and outstanding		-
Additional paid-in-capital		160,600,000
Retained earnings		341,183
	Total stockholder's equity	160,941,183
	Total liabilities and stockholder's equity	$164,254,334

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization and Description of the Business

Lloyds Securities Inc. (the "Company"), a Delaware corporation incorporated on March 11, 2010, is wholly owned by Lloyds America Securities Corporation, (the "Parent"). The ultimate parent of the Company is Lloyds Banking Group plc, a company incorporated in the United Kingdom. The company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Membership in FINRA was granted to the Company on January 26, 2011 and the Company was approved for registration on February 08, 2011. The Company executed its membership agreement and launched its business on February 14, 2011.

The Company's business activities include investment banking and institutional sales with respect to U.S. securities, foreign securities and loans. The Company clears its U.S. transactions through a third-party clearing broker. International transactions are cleared through affiliates and other third parties.

2. Significant Accounting Policies

Basis of Presentation
The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional currency of the Company. In the opinion of management, all adjustments necessary to present fairly the financial position at December 31, 2011 have been made.

Cash and Cash Equivalents
The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less, that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments
The Company values its financial instruments using the fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Refer to note 9 for details of valuation techniques and significant inputs to valuation models.

Securities Transactions
All securities transactions are recorded on a trade date basis.

Income Taxes
A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated.

Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

financial statements during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default is affected by the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of December 31, 2011, two customers represent 55% of the Company's underwriting fees receivable balance. As of December 31, 2011 the Company has securities owned, at fair market value and a receivable from its affiliate in the amount of $49,986,950 and $2,260,949 respectively. Management does not believe there is a significant risk with respect to such security and receivable balances.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined by the SEC and FINRA. At December 31, 2011, the Company had net capital of $102,854,501 which was $102,604,501 in excess of the required net capital of $250,000.

The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliate or its U.S. clearing broker and claims exemption from SEC Rule 15c3-3 under sections (k)(2)(i) and (ii).

4. Other Assets and Accrued Expenses and Other Liabilities

The Company's other assets are comprised of the following:

Prepaid expenses		$ 85,793
Receivable from clearing organization		1,354
	Total	$ 87,147

The Company's accrued expenses and other liabilities are comprised of the following:

Federal, state and local taxes payable		$ 1,698,536
Accrued compensation		1,073,987
Accrued professional fees		203,453
Accounts payable to affiliates		194,543
Accrued other expenses		142,632
	Total	$ 3,313,151

5. Income Taxes

The Company files a U.S. federal tax return with the parent on a consolidated basis. Any federal tax receivable and payable among the members in the federal consolidated group are settled through a tax sharing agreement. The Company also files, on a separate return basis, New York State and New York City tax returns.

The components of the deferred tax assets and liabilities for the year ended December 31, 2011, are as follows:

Deferred tax assets	
Start-up costs	$ 1,311,154
Deferred compensation	488,866
Total deferred tax asset	$ 1,800,020
Deferred tax liabilities	-
Net deferred tax asset	$ 1,800,020

Management has evaluated the realizability of the deferred tax asset and has concluded that it is more likely than not that the deferred tax asset will be realized. No valuation allowance has been recorded at December 31, 2011.

The 2010 Federal, New York State and New York City income tax returns are open for examination by the tax authorities. The Company is not currently under examination by any tax authority, nor are there any pending examinations.

6. Employee Benefit Plans

401(K) Plan
The Company participates in a defined contribution 401(k) plan ("the Plan") sponsored by an affiliate in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Compensation Deferral Program
The Company's ultimate parent, Lloyds Banking Group plc, implemented a cash bonus deferral program in March 2010. Under the Company's compensation deferral program a portion of the employees estimated compensation over a certain threshold amount was deferred and is expected to vest over a 3 year period. An individual with a deferral must be an employee of the Company on vesting date to receive payment. Total deferred bonus under this program as of December 31, 2011 was $320,254.

7. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions, which are not reflected in these financial statements, to a clearing broker, who clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2011, the Company has recorded no liabilities with regard to the right, as it does not currently expect the final outcome of any such matter to have a material adverse effect on its financial position.

8. Related Party Transactions

The Company is wholly owned by the Parent. The ultimate parent of the Company is Lloyds Banking Group plc, a company incorporated in the United Kingdom.

The Company enters into certain transactions and service arrangements with affiliates, some of which are subject to service level agreements. Of these affiliates, which include offshore broker-dealers and banking institutions, are all beneficially owned by the ultimate parent Lloyds Banking Group plc.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2011:

Assets	
Receivable from affiliate	$ 2,260,949
Securities owned, at fair market value	49,986,950
Total assets	$ 52,247,899
Liabilities	
Federal income tax payable to the Parent	$ 194,543
Total liabilities	$ 194,543

9. Fair Value of Financial Instruments

The Company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in active markets, valuation of these products does not

entail a significant degree of judgment. Securities classified as Level 1 securities of the fair value hierarchy consist of $89,938,800 U.S. Treasury Bills, with a maturity date of October 18, 2012, whose value is based on quoted market prices.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable either directly or indirectly. Securities classified as Level 2 securities of the fair value hierarchy consist of $49,986,950 of a Certificate of Deposit with a maturity date of April 2, 2012, issued by an affiliate whose value is based on quoted prices in markets that are not active.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. During 2011 and as of December 31, 2011, the Company did not hold any financial instruments that met the definition of Level 3.

The following table summarizes by level the fair value hierarchy assets for securities owned at fair value as of December 31, 2011.

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
U.S. Government Treasury Bills	$ 89,938,800	$ -	$ -	$ 89,938,800
CD issued by an affiliate	-	49,986,950	-	49,986,950
	$ 89,938,800	$ 49,986,950	$ -	$ 139,925,750

The Company's securities were fair valued at $139,925,750 as at December 31, 2011. ASC 825, Financial Instruments requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates the carrying value.

10. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date December 31, 2011, through March 13, 2012. Based on this evaluation, the Company has determined that no subsequent events have occurred which require recognition or disclosure in the financial statements.